Form 10-K, Exhibit 13
period 1995-12-31
CORCAP INC
filed 1996-04-22
CIK 835176

April 22, 1996

Dear Shareholders:

Welcome to a restructured and revitalized CompuDyne!

Your company has gone through a series of difficult times and less than successful transformations over the past ten years. There have been a series of downsizings, divestitures, debilitating operating losses and write-offs. Throughout this period, one operation at CompuDyne has been consistently profitable - Quanta Systems Corporation. Through a somewhat complicated transaction last August, CompuDyne has hopefully finally gotten it "right". We have divested a loss operation, improved our balance sheet, diversified our operations, and brought in new investor based management.

In August 1995 CompuDyne acquired MicroAssembly Systems Inc, a small company with a very exciting proprietary assembly automation product. Along with MicroAssembly, we received financing of $400 thousand, a vastly improved balance sheet, and a new Chairman. We also disposed of a home remodeling unit which had caused us grievous losses during the prior two years. While this transaction alone did not solve all of our problems, it went a long ways towards giving us the tools and the time to rebuild CompuDyne.

Since the acquisition, we have begun the following:

 .Reduced corporate overhead by over $150 thousand per year through the elimination of positions, combining headquarters with MicroAssembly, reducing expenditures related to Corcap, and a general tightening of spending.

 . Made a series of personnel changes designed to strengthen our organization and reduce operating overheads.

 . Begun a process leading to the consolidation of manufacturing and assembly operations at DCS and Quanta.

 . Changed auditors, and in connection therewith did a comprehensive review of the adequacy of all accruals and reserves. We are also instituting a series of additional controls and budgeting processes to assure that unexpected "surprises" become a thing of the past.

 . Initiated discussions with three companies, all of which are in the physical security business, about potentially acquiring one or more of them.

 . Embarked on a "crash" program to complete the development of our two key new products at DCS, the Automatic Power Controller and the Satellite Test Modem.

These efforts had their impact on 1995, with increased accruals and an extraordinarily high level of R&D spending. Results were further penalized by the usual "front ending" of purchase accounting for MicroAssembly due to inventory valuation write-ups being fully amortized in 1995. We also needed to acknowledge that the now independent Suntec operation was not going as well as planned, with the potential for further very contained write-offs related to the sublease of space and our note to Suntec. All of this left us with higher levels of payables, and less free capital going into 1996 than we had planned for, thus pushing out the turnaround a bit.

Nevertheless, actions taken in 1995 permit us to enter 1996 with great optimism. We are very enthusiastic about our three businesses:

 . Quanta Systems has a long record of solid profitability and is by far our biggest business. Management at Quanta has exceeded our objectives for diversifying beyond the historically dominant NISE East contract. While much of Quanta's activities are classified, suffice it to say we are proud to have won a $9.4 million five year contract (code-named "Teton") as well as several other contracts, all of which contributed mightily to our customer diversification effort. Our bookings in the first quarter of 1996 were very strong. We have reiterated our desire to select one or two commercial industries to offer custom designed physical security programs to, and hope to launch at least one offering later in 1996. We signed an agreement with IriScan, a very impressive new biometric identification process, which we have high hopes for. While margins will be lower in 1996, volume should be higher, and it should on balance be a good year for Quanta. We have positioned Quanta as a preeminent supplier of physical security integration in its market, where not only what you do, but who does it is important -our high security customer base has learned that the quality and character of installation personnel are what assure a secure installation. Many of our personnel have very high security clearances. We expect to move down market to non-military customers with this same very high quality approach.

 . Data-Control Systems has been in a difficult development period for several years now. DCS took on two major R&D projects several years ago which proved to overwhelm their limited resources. Because these two products, the Automatic Power Controller for signal rain fade and the Model 7500 Satellite Test Modem were reconfirmed as representing the future for DCS, the decision was made to do whatever was necessary to complete development quickly - thus the extraordinary level of R&D spending in 1995 and continuing into early 1996. Our efforts have met with success in the laboratory and in the marketplace. We have basically completed pre-production level models of both products, and have sold four Satellite Test Modems in recent months. In February 1996 we re-introduced the Automatic Power Controller at the Via Satellite show and elicited considerable interest. These are truly "make or break" products for DCS. We expect that 1996 will be a transition year, with significantly improved results. We plan to build on our developing position in the burgeoning telecommunications industry.

 . MicroAssembly Systems brings commercial diversification and a stable customer base to CompuDyne. While MicroAssembly traces its roots back 40 years, it has only been in the last few years that new management has infused life into a very interesting technology. The proprietary Stick-Screw System significantly eases the handling and insertion of small screws in factory assembly environments. It has met with strong interest wherever it has been shown, and MicroAssembly has added a series of important customers in recent years. While it is a slow process to convince customers to change to a radically new system, they usually stay with us for a long time once they do convert. While volume flattened out in 1995 due to a change in marketing managers and the significant decline of a single very important customer in Mexico where labor costs are less relevant, the outlook is bright.

There are a number of good prospects in the pipeline. As products get smaller, assembly costs rise, and factories move to more flexible cell based production, our system with its low capital cost and great labor savings really shines.

"Information Through Technology Creates Security." We have thought a lot about strategy for CompuDyne during these initial months under new management. We have concluded that our core future growth should have the unifying focus of high end physical security based activities. We have great skills in this area, we are well positioned in the most sophisticated and most secure end of the business where margins should be better, and the market is growing very rapidly due to the increased threats to security in the U.S. and around the world. We believe that, ultimately, security depends on information - if you know what is happening in your environment, you can defend against it. And increasingly, information is being gathered or protected via technology - whether it is an infra-red sensor on the ground, or a satellite in the sky. To strengthen and expand our position in the physical security industry, we are:


 . Seeking selected acquisitions to benefit from normal consolidation in the industry, both for installation and products. This consolidation effort should also bring us the customer diversification we are seeking.
 . Committed to developing or acquiring a high end, fully integrated access control and alarm monitoring product line. We believe such an offering will help us retain and expand our existing customer base, and is a better way to attract new customers. We further believe that having a high quality system to offer through independent systems integrators will give us greater marketing leverage and better margins.

 . We will focus on the high end of the security market, where sophisticated technology, strong technical skills, and cleared personnel provide a competitive advantage.

 . We will enter non-military physical security markets, either through acquisition or internal product development, on a very selected basis with a clearly differentiated "product" offering, meaning a custom designed fully integrated system. Industries which we are considering for custom security product offerings include corrections, biotech, universities and hospitals.

 . Continue to develop strategic and tactical alliances with important, product suppliers to the security industry, such as our recently announced arrangement with IriScan.

The challenges for CompuDyne are many, however we are building strong management, have excellent people, and we are well positioned to take advantage of strong industry trends in security, telecommunications and automation. We believe our plans and strategies are sound, but execution and external factors will play critical roles in our success.

In closing, I want to say that we are all optimistic about the future. We understand our challenges, and our opportunities. I also want to stress a fundamental philosophical change which took place at Quanta last August. You now have directing your company a Chairman who is also the largest single shareholder by a very wide margin. This aligns my interests squarely with yours. I will do everything I can to increase shareholder value overthe coming years.


Martin A. Roenigk, Chairman & CEO